Mail Stop 05-10
						June 10, 2005


via U.S. mail and Facsimile

Francis J. Petro
President and Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013


Re:	Haynes International, Inc.
	Form S-1 filed May 16, 2005
	File No. 333-124977

Dear Mr. Petro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1 filed May 16, 2005

General

Prospectus Summary, page 1

1. In your Summary and throughout the prospectus you refer to your company as being a "leading innovator, developer, producer and solution provider," "leading producer," "technological leader" and other similar comments. Please revise these disclosures to specify the measure upon which you base these statements.

2. Please revise this section to include a balanced description of your business. For example, to the extent that you discuss your business strategy in the summary, please balance it by briefly discussing the risks of implementing the strategy, such as the fact that liquidity issues may limit your ability to make significant capital investments.

Risk Factors, page 7

3. Throughout this section, you state that you "cannot assure", "there can be no assurance", or you "cannot be sure [of]" various facts. The real risk, however, is not your inability to assure the reader. Please revise so that the risk is clear.

The sale of a large block of our stock could adversely affect..., page 11

4. We note the second sentence in this risk factor. Please tell us supplementally how all of the outstanding common stock being freely tradeable allows you to comply with your obligation to maintain the effectiveness of this registration statement.

Pro Forma Financial Information, page 17

5. Please revise note 1 to separately state the amount of adjustment for each item listed. In addition, please provide sufficient information for each adjustment item to allow an investor to recalculate the amount.

6. Please tell us how you determined it was appropriate to adjust cost of sales for the fair value of inventory from the fresh start accounting. It appears that the fair value adjustment of inventory directly relates to the plan of reorganization and would be included in the determination of income within the twelve months following the plan of reorganization, which Article 11 of Regulation S-X requires to be disclosed but not adjusted in the pro forma financial statements.

7. Please revise notes 2 and 3 to include sufficient information to allow an investor to recalculate the adjustments.

8. Expand your disclosure in note 5 to indicate how you determined the appropriateness of the expected tax benefit on the pro forma operations.

9. As indicated on page 62, we note that you entered into an Employment Agreement with your president and chief executive officer in connection with your plan of reorganization. Please expand your disclosures to clarify whether the new salary agreement results in material changes in compensation and if so, revise your pro forma financial statements accordingly.

Selected Historical Consolidated Financial Data, page 19

10. Please revise your tabular presentation to include pro forma financial information for fiscal year 2004 to enhance an investor`s understanding of your results of operations. Refer to Item 301 of Regulation S-K for guidance.

MD&A

Results of Operations, page 27

11. We note that you combine the results of operations for the predecessor and successor periods of Haynes International. As you note in your filing, these two periods are not prepared on a comparable basis of accounting and therefore should not be discussed on a combined basis. Given that the effective date of the plan of reorganization occurred during the latest fiscal year, it appears more appropriate to discuss and disclose fiscal year 2004 on a pro forma basis. We remind you however, that you still must discuss your
2004 historical results of operations (on a predecessor and successor basis) in your Management`s Discussion and Analysis.

12. Please revise your discussion and analysis of selling, general and administrative expense (SG&A) for the annual periods to include information as a percentage of net revenues. Since your net revenues are increasing, an analysis of SG&A as a percentage of net revenues appears to be a more appropriate analysis.

Liquidity and Capital Resources, page 35

13. State the interest rate on the Loan and Security Agreement and the U.K. Facility Agreement as of the most recent date practicable.

14.  We note that your Congress Loan and Security Agreement and
U.K.
Facility Agreement contain financial covenants. As such, please include a discussion of your material financial debt covenants, including the actual ratio amounts for the most recent period presented (March 31, 2005), unless management believes that the likelihood of default is remote. See Section 501.03 of the Financial
Reporting Codification. Please state whether or not you were in compliance with these financial covenants for the most recent period.
Finally, you state that $11 million available under your credit agreements. Please confirm to us that borrowing this full amount would not violate any of your existing debt covenants; otherwise, please state the amount available under your credit agreements that would not result in a violation of your financial covenants.
15. We note that you expect to spend approximately $12.7 million for capital expenditures during fiscal year 2005. We further note that you believe the amount available under your credit agreements (~$11 million) and your approximate $2.8 million in available cash is sufficient to fund your $12.7 million in capital expenditures plus your working capital needs. Please revise your disclosure to provide sufficient detail as to how your sources of capital will be sufficient to fund your capital expenditures and working capital needs for the next twelve months.

16. In note 10 to your annual consolidated financial statements, you provide the expected future pension and postretirement health care benefit payments for fiscal years 2005 through 2014, which totals to
$146,810,000. However, you contractual obligations table only includes a total of $57,030,000 payments. Please either revise your contractual obligations table to agree to the information included in note 10, or provide a footnote explaining the difference.

Critical Accounting Policies and Estimates, page 38

17. Please expand this section to include the following information:
* Revenue Recognition: State whether there is any history of actual returns exceeding allowances.
* Pension and Post-Retirement Benefits: State the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 9%. Expand your disclosures to help readers understand why you believe 9% is a reasonable expected rate of plan assets given the fact that your plan asset allocation is 60% equity and 40% fixed income. Specifically discuss the expected rate return for your equity plan assets and your fixed income plan assets.
* Impairment of Long-Lived Assets, Goodwill and Other Intangible
Assets: Provide a more detailed description of the assumptions and estimates you have made in determining the fair value of your reporting units using the discounted cash flow approach to support recoverability of goodwill. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.
* Income Taxes: Please provide a comprehensive analysis regarding your determination that the realizability of your deferred tax assets is more likely than not. Please refer to paragraphs 20-25 of SFAS 109 for guidance. In addition, quantify the amount taxable income you must generate to fully realize your deferred tax assets.
Refer to SEC Interpretive Release No. 33-8350, SEC Other Release
No.
33-8040 and SEC Proposed Release No. 33-8098 for guidance.

18. We note that you are subject to environmental regulations, which require you to make estimates as to your costs for remediation and product liability. Please tell us what consideration you gave to including your environmental contingencies and product liabilities as a critical accounting policies and estimates.

Quantitative and Qualitative Disclosures About Market Risk, page
41

19. State the number and dollar amount of currency contracts outstanding.

Security Ownership of Certain Beneficial Owners and Management,
page
67

20. Revise this section to provide the address for each officer and director, as well as Northeast Investors Trust.

Certain Transactions, page 69

21. In the first paragraph, please delete the statement that the information provided is "qualified in its entirety by reference" to the registration rights agreement. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See
Rule 411(a) of Regulation C. Make similar revisions elsewhere in the document as necessary.

Selling Stockholders, page 70

22. Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company`s securities that JANA Partners LLC owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

23. Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of broker-dealer. If any selling shareholder is a registered broker-dealer, it should be named as an underwriter. If the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Shares of Common Stock Issued in the Reorganization Eligible for
Future Sales, page 74

24. We note that you entered into a registration rights agreements with certain entities that received common shares in exchange for their claims against the company and that these entities are listed as selling stockholders. It appears that an additional selling shareholder, JANA Partners LLC, is listed in the table but was not a party to the registration rights agreement. Please tell us how JANA
Partners LLC received its common shares and why it is necessary to register its shares for resale.

Plan of Distribution, page 76

25. Please revise to state that any pledges or transferees of the selling shareholders will be named in a prospectus supplement.

26. Please revise this section to state that if an underwriter is used in the resale of the shares, you will file a post-effective amendment to disclose the name of the underwriter and discuss the material terms of any agreement.

Haynes International financial statements for the year ended
September 30, 2004

General

27. We note you refer to your financial advisor with regard to preparing the valuation analysis of your business and the new securities to be issued under the plan of reorganization (note 1) and an independent valuation with regard to the determination of the fair value of your common stock in connection with the issuance of stock options (note 14). Please either identify your financial advisor and third party independent valuation firm or delete your references to them. We remind you that if you identify and refer to third parties, you must include their consent in the S-1. Refer to Section 436(b)
of Regulation C.

Consolidated Statements of Operations, page F-4

28. Based on your description of the costs included in your research and technical expense on page 52, it appears that this expense includes items beyond the description of research and development costs detailed in paragraphs 8-10 of SFAS 2. As such, please revise your disclosure and statements of operations, as appropriate. Specifically address the amount of expenses related to providing technical services to customers and indicate why such costs are not recorded as cost of revenues.

Note 1  Background and Organization, Fresh Start Reporting, page
F-10

29. We note that you applied fresh start accounting on August 31, 2004 and that your financial advisor presented estimates that the total enterprise value of Haynes was within a range of $160 to $240 million. We also note that the company used $200 million (the midpoint of the range) as the basis for its reorganization value for purposes of applying fresh start accounting. You allocated $118.7 million of the $200 million to common equity value. Based on the 10,000,000 shares issued, this results in a per share deemed fair value of $11.80 per share. Tell us how this deemed per share value is reasonable in light of your disclosures in Note 14 which indicates that the fair value of the Company`s common stock on the stock option date (August 31, 2004) was $15.37 per share as determined by management based in part on an independent valuation.

30. Please revise your disclosure to provide the following information, as required by paragraph 39 of SOP 90-7:
* The method(s) used to determine the reorganization value, including the factors used in the calculation such as the discount rates, tax rates, the number of years for which cash flows were projected, and the method of determining terminal value.
* The assumptions made for which there is a reasonable possibility of a variation that could materially affect the measurement of the reorganization value.
* The assumptions about anticipated conditions that are expected to be different from current conditions.
Refer to Appendix B of SOP 90-7 for additional guidance.

Note 3  Inventories, page F-21

31. We note that effective October 1, 2003, Hayes-predecessor changed its inventory costing method for domestic inventories from the LIFO method to the FIFO method. In this regard, we also note your belief that FIFO inventory values presented in your balance sheet will more closely approximate the current value of inventory. However, we note that the cost of nickel, a major component of your products rose rapidly in fiscal year 2003 and continued to increase throughout fiscal year 2004. We also note that your conversion costs of inventory (particularly energy costs) have continued to increase. Given these two factors, revise Management`s Discussion and Analysis to adequately discuss the limitations of using the FIFO as it relates to reporting your results of operations.

Note 6  Income Taxes, page F-23

32. It appears that for the successor period you no longer have any undistributed earnings of foreign subsidiaries. If this is correct, please state the amount of earnings that were repatriated, the tax impact of this transaction, and the reason you decided to repatriate these earnings. Otherwise, please revise your disclosure to provide the information required by paragraph 44 of SFAS 109.

Note 10  Pension and Retirement Benefits, page F-28

33. Please revise your disclosure on page F-31or your discussion within Critical Accounting Policies to specify which actuarial assumptions were revised.

Note 12  Environmental and Legal, page F-34

34. We note that you are the subject to five lawsuits alleging product liability and other environmental remediation liabilities. Please revise your disclosure to provide the information required by
Questions 2 and 4 of SAB Topic 5:Y, as applicable. Also, it is unclear from your disclosure of your five lawsuits whether you are assessing your liability for these lawsuits on a gross or net basis.
Please revise your disclosure to clarify. Please also revise your interim disclosures, as appropriate.

35. We note that you have closure and post-closure responsibilities for the storage and disposal of wastes. Please revise your consolidated financial statements to provide the following information:
* Your accounting policy for the accrual of these costs, including the impact of adopting SFAS 143;
* Roll-forwards of your closure and post-closure liabilities and environmental liabilities for each period presented;
* Reasons for any material fluctuations in your liability, if applicable;
* Total anticipated cost for closure and post-closure activities, the range of reasonably possible additional losses, and the anticipated timeframe for paying the costs; and
* Disclosure of any material changes in estimates related to closure and post-closure costs, consistent with the requirements of paragraph
33 of APB 20.

Note 14  Stock-based compensation, page F-35

36. Please revise your disclosure regarding the fair value of your common stock to provide the following additional information:
* Whether the valuation used to determine the fair value was contemporaneous or retrospective. If the valuation was not contemporaneous, disclose the reason management chose not obtain a contemporaneous valuation.
* A comprehensive discussion of the significant factors and assumptions underlying your valuation method to estimate the fair value of your common stock.
* Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock on August 31,
2004 and the estimated IPO price.

Legal Matters, page 78

37. Please specify the legal matters that counsel will opine upon relating to the offering.



Legality Opinion

38. Please state which state or states law your opinion is based upon.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-
3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Stephen J. Hackman, Esq.
	Ice Miller
	One American Square, Box 82001
	Indianapolis, Indiana 46282-0002
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Francis J. Petro
Haynes International, Inc.
June 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE